
August 22, 2022

Sandro Piancone
Chief Executive Officer
Hempacco Co., Inc.
9925 Airway Road
San Diego, CA 92154

>   **Re: Hempacco Co., Inc.**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed August 17, 2022**
>   **File No. 333-263805**

Dear Mr. Piancone:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2022 letter.

Form S-1

June 30, 2022 Financial Statements
Condensed Consolidated Statements of Stockholders' Equity, page F-23

1.   Please explain the nature of the transaction "write down of kiosk acquisition price to rollover net book value" in the amount of $4,361,643 for the three and six months ended June 30, 2021. Your response should address why this transaction is not reflected in your statement of stockholders' equity for the year ended December 31, 2021.

       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lance Brunson, Esq.